UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

Dated February 1, 2017

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

200, 425 – 1st Street S.W.

Calgary, Alberta, Canada T2P 3L8

(Address of principal executive offices and postal code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 333-185591), FORM F-4 (FILE NO. 333-213764) AND FORM F-10 (FILE NO. 333-213234) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•	Press Release dated January 27, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC. (Registrant)

Date:	February 1, 2017	By:	/s/“Tyler W. Robinson”
Tyler W. Robinson
Vice President & Corporate Secretary

NEWS RELEASE

Enbridge Announces Privatization of Midcoast Energy Partners LP and

Provides Update on Enbridge Energy Partners Strategic Review

CALGARY, ALBERTA — Jan. 27, 2017 — Enbridge Inc. (TSX:ENB) (NYSE:ENB) (“Enbridge” or the “Company”) announced today that it has entered into a merger agreement through a wholly-owned subsidiary, whereby it will take private Midcoast Energy Partners LP (“MEP”) by acquiring all of the outstanding publicly-held common units of MEP. Total consideration paid by Enbridge for these units will be approximately US$170 Million.

MEP is the partial owner of Enbridge Energy Partners LP’s (“EEP”) natural gas gathering and processing business. John Whelen, Executive Vice President and Chief Financial Officer of Enbridge commented that, “We believe it is in the interest of all shareholders that these assets be held privately within the Enbridge family of companies at this time. Eliminating a publicly traded vehicle also reduces costs and simplifies our corporate structure.”

A strategic review of EEP is ongoing and is expected to continue through the second quarter of 2017. Mr. Whelen commented that “EEP has highlighted certain initial joint funding actions with Enbridge and further actions under consideration as part of the strategic review. The initial actions announced today and any further actions that may be undertaken in connection with the EEP review are not expected to be material to Enbridge’s previously published financial projections. Enbridge is not planning a buy-in of EEP at this time. It is expected that EEP will remain as a publicly traded limited partnership and not be combined with any other entity in connection with the strategic review.”

Enbridge will continue working closely with EEP on the strategic review. Mr Whelen commented further that “While EEP’s gas gathering and processing has been impacted by the prolonged commodity downturn, its core liquids pipeline business on the whole is performing very well and in line with our expectations, financially and operationally. In particular, Enbridge’s Mainline performance remains at record levels. Both Enbridge shareholders and EEP unitholders will continue to derive value from these unique and critical infrastructure assets in the near-term and in the years to come.”

FORWARD-LOOKING INFORMATION

Certain information provided in this news release constitutes forward-looking statements. The words “anticipate”, “expect”, “project”, “estimate”, “forecast”, “plan”, “intend”, “believe” and similar expressions are intended to identify such forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements with respect to: the proposed privatization of MEP; the strategic review of EEP; the Company’s funding of its investment in EEP and MEP; the financing arrangements between the Company and EEP and MEP; longer-term funding options; and the Company’s financial outlook and projections. Although the Company believes these statements are based on information and assumptions which are current, reasonable and complete, these statements are necessarily subject to a variety of assumptions, risks and uncertainties pertaining to the terms, timing and completion of the proposed transactions and strategic review and the realization of anticipated benefits and efficiencies; interim financing and longer-term funding, including definitive terms thereof; operating performance; future business prospects and performance; financial strength and flexibility; debt and equity market conditions; regulatory parameters; customer, shareholder, regulatory and other stakeholder approvals and support; economic and competitive conditions; exchange rates, inflation and interest rates; changes in tax law and tax rates; counterparty risk; and supply of and demand for commodities and commodity prices. A further discussion of the risks and uncertainties facing the Company can be found in the Company’s filings with Canadian and United States securities regulators. While the Company makes these forward-looking statements in good faith, should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary significantly from those expected. Except as may be required by applicable securities laws, the Company assumes no obligation to publicly update or revise any forward-looking statements made herein or otherwise, whether as a result of new information, future events or otherwise.

About Enbridge Inc.

Enbridge Inc., a Canadian company, exists to fuel people’s quality of life, and has done so for more than 65 years. A North American leader in delivering energy, Enbridge has been ranked on the Global 100 Most Sustainable Corporations index for the past eight years. Enbridge operates the world’s longest crude oil and liquids transportation system across Canada and the U.S., and has a significant and growing involvement in natural gas gathering, transmission and midstream business, as well as an increasing involvement in power transmission. Enbridge owns and operates Canada’s largest natural gas distribution company, serving residential, commercial, and industrial customers in Ontario, Quebec, New Brunswick and New York State. Enbridge has interests in more than 2,200 megawatts of net renewable and alternative generating capacity, and continues to expand into wind, solar and geothermal power. Enbridge employs approximately 10,000 people, primarily in Canada and the U.S., and has been ranked 15 times on the annual Canada’s Top 100 Employers list, including the 2017 index. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com.

FOR FURTHER INFORMATION PLEASE CONTACT:

Media	Investment Community
Suzanne Wilton	Jonathan Gould
(403) 231-7385 or Toll Free: (888) 992-0997	(403) 231-3916 or Toll Free: (800) 481-2804
Email: suzanne.wilton@enbridge.com	Email: jonathan.gould@enbridge.com